SUPPLEMENT Dated August 28, 2014
To the Current Prospectus for:

Voya Select Rate
Voya Select Multi-Index 5 & 7
Voya Multi-Rate Annuity

Issued by Voya Retirement Insurance and Annuity Company

This supplement updates your prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING Life Insurance and Annuity Company will be renamed Voya Retirement Insurance and Annuity Company;
- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING Financial Advisers, LLC will be renamed Voya Financial Partners, LLC;
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.; and
- The name ING will be replaced with the name Voya in all product names (e.g., ING Select Rate will be renamed Voya Select Rate).

In general, all other references to the name ING will be replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.